40-6B 1 form40-6b.htm 40-6B

No. [--]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

D. E. Shaw & Co., L.P.

and

D. E. Shaw Employee Securities Company, L.L.C.

(Names of Applicant)

1166 Avenue of the Americas
New York, New York 10036

(Address of principal offices of Applicant)

APPLICATION PURSUANT TO
SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940 FOR AN ORDER EXEMPTING APPLICANTS FROM CERTAIN

 PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

David M. Sweet, Esq. D. E. Shaw & Co., L.P. 1166 Avenue of the Americas New York, New York 10036	Leor Landa, Esq. Gregory Rowland, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017

This Application consists of 26 pages, including exhibits.

TABLE OF CONTENTS

Page

I	SUMMARY		1
II	STATEMENT OF FACTS		1
	A.	The D. E. Shaw Group	1
	B.	The Initial LLC	2
	C.	The Future Funds	2
	D.	Eligible Employees and Qualified Participants	3
	E.	Terms of the Funds	5
	F.	Management	6
	G.	Investments	7
	H.	Distributions	8
	I.	Reports and Accounting	9
	J.	Fund Term and Dissolution	9
III	REQUEST FOR ORDER		9
IV	APPLICANTS’ CONDITIONS		17
V	PROCEDURAL MATTERS		18
VI	CONCLUSION		19
	Exhibits

i

I       SUMMARY

An affiliate of D. E. Shaw & Co., L.P. (“DESCO LP” and, collectively with its affiliates as defined in Rule 12b-2 under the Securities Exchange Act of 1934, “DESCO,” and, each, a “DESCO Entity”) has organized D. E. Shaw Employee Securities Company, L.L.C. (the “Initial LLC”) as a private fund relying on Section 3(c)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”). Upon the application for the exemptive relief requested herein or soon thereafter, DESCO will operate the Initial LLC, and in the future may organize one or more other limited liability companies, limited partnerships, corporations, business trusts or other entities, as an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act (each, a “Future Fund,” and collectively with the Initial LLC, the “Funds”). DESCO LP and the Initial LLC (together, the “Applicants”) hereby request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(b) and 6(e) of the 1940 Act exempting the Funds from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicants request a limited exemption as set forth in this application (the “Application”). Such order, if granted, shall be referred to herein as the “Order.”

No form having been prescribed by the Commission, the Applicants proceed under Rule 0-2 under the 1940 Act.

The Applicants state that the Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

The Funds are intended to provide investment opportunities that are competitive with those at other investment management and financial services firms and to facilitate the recruitment and retention of high-caliber professionals.

Each Fund has, or will have, a general partner, manager or other such similar entity that manages, operates and controls such Fund (each, a “Manager”). DESCO will control each Fund within the meaning of Section 2(a)(9) of the 1940 Act.

All potential investors in a Fund will be informed that (i) interests in the Fund will be sold in transactions exempt under Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), or Regulation D or Regulation S promulgated thereunder, and thus offered without registration under, and without the protections afforded by, the 1933 Act, and (ii) the Fund will be exempt from most provisions of the 1940 Act and from the protections afforded thereby. Once the Initial LLC is operating as an employees’ securities company, all investors will be Qualified Participants (as defined herein).

The Applicants believe that, in view of the facts described below and the conditions contained in this Application, and in view of the access to information, investment sophistication and financial capacity of the potential investors, the concerns regarding overreaching and abuse of investors that the 1940 Act was designed to prevent will not be present.

II       STATEMENT OF FACTS

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

A.	The D. E. Shaw Group

DESCO LP is organized as a limited partnership in the State of Delaware. DESCO is a global investment and technology development firm founded in 1988. The firm managed approximately $65.4 billion in investment and committed capital as of January 1, 2021, is headquartered in New York City, and has offices in North America, Europe and Asia.

DESCO has established the Initial LLC and may establish the Future Funds for the benefit of Eligible Employees (as defined below) as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high-caliber professionals.

DESCO intends the Funds to provide long-term financial incentives for Eligible Employees to preserve DESCO’s competitive advantage and to align the financial interests of Eligible Employees with those of DESCO’s clients. Pooling of resources should allow the Eligible Employees diversification of investments and participation in investments which would usually not be available to them as individual investors.

B.	The Initial LLC

DESCO formed the Initial LLC on March 3, 2021 as a limited liability company organized under the laws of Delaware. As of the filing date of this Application, D. E. Shaw ESC Manager, L.L.C. (the “Initial LLC Manager”), a Delaware limited liability company, is a non-member manager of the Initial LLC, and D. E. Shaw ESC Adviser, L.L.C. (the “Initial LLC Adviser”), a Delaware limited liability company, is a member of the Initial LLC. The Initial LLC Adviser will serve as investment adviser to the Initial LLC once it commences operations.

The Initial LLC seeks to achieve positive returns from capital appreciation and income generation by investing a substantial portion of its assets in various private investment vehicles that are managed by DESCO (the “Initial LLC’s Underlying Funds”). The investment objective and strategies of each of the Initial LLC’s Underlying Funds are set forth in the offering and/or governing documents of the applicable Initial LLC’s Underlying Fund.

Prior to the filing of this Application, the Initial LLC has admitted only the Initial LLC Adviser as a member. Shortly after the filing date of this Application, DESCO expects that the Initial LLC will accept capital contributions exclusively from Eligible Employees and other Qualifying Participants. The Initial LLC will be responsible for paying all expenses related to its own operations, including operating expenses directly or indirectly incurred by the Initial LLC. Such expenses include, but are not limited to, management fees, legal, accounting, litigation, travel, technology, insurance, consulting and auditing costs, professional fees, fees and expenses of the Initial LLC’s administrator, custodians, subcustodians, transfer agents and registrars, brokerage commissions and dealer collateral, fees and expenses of valuation and/or pricing services, organizational expenses, expenses of liquidating the Initial LLC, any taxes, fees or other governmental charges levied against the Initial LLC, and expenses associated with services provided by personnel of DESCO on behalf of the Initial LLC Manager or the Initial LLC Adviser in connection with the Initial LLC or one of the Initial LLC’s Underlying Funds, which expenses may include, in respect of such personnel, some or all compensation and overhead expenses. The Initial LLC will also be responsible for paying its pro rata share of any similar operating expenses, organizational expenses, offering expenses and partnership expenses of the Initial LLC’s Underlying Funds. The governing documents of each Fund will include detailed descriptions of the expenses that may be charged to the Fund, including the expenses of the Manager or the Investment Adviser. Members of the Initial LLC are not permitted to sell, assign or otherwise transfer their interests, in whole or in part, to any person without the prior written consent of the Initial LLC Manager. The Initial LLC will furnish audited financial statements to all of its members. The Initial LLC will operate as a closed-end management investment company.

C.	The Future Funds

From time to time, DESCO may organize Future Funds that will likely be substantially similar in many material respects to the Initial LLC. Each Future Fund will be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

A Future Fund may be structured as a domestic or offshore limited or general partnership, limited liability company, corporation, business trust or other entity. DESCO may also form parallel funds organized under the laws of various jurisdictions in order to create similar investment opportunities for Eligible Employees in other jurisdictions. A Future Fund will operate in accordance with its governing documents, and the specific investment objectives and strategies for a Future Fund will be set forth in an offering memorandum relating to the interests being offered. Each Qualified Participant (as defined below) will receive a copy of the governing documents and the offering memorandum before making an investment in a Future Fund. The terms of a Future Fund will be disclosed to each Eligible Employee at the time the investor is invited to participate in the Future Fund.

D.	Eligible Employees and Qualified Participants

Interests in the Funds will be offered in a transaction exempt from registration under Section 4(a)(2) of the 1933 Act, or Regulation D or Regulation S promulgated thereunder, and will be sold only to “Qualified Participants,” which term refers to: (i) current and former employees, officers and directors of DESCO (including people in administration, marketing, and operations) and current consultants engaged on retainer to provide services and professional expertise on an ongoing basis to DESCO (“Eligible Employees”); (ii) spouses, parents, children, spouses of children, brothers, sisters and grandchildren of Eligible Employees, including step and adoptive relationships (“Eligible Family Members”); (iii) a trust of which a trustee, grantor and/or beneficiary is an Eligible Employee; a partnership, corporation or other entity created or controlled by an Eligible Employee1; and a trust or other entity established solely for the benefit of Eligible Employees and/or Eligible Family Members (the foregoing, “Eligible Investment Vehicles”); and (iv) DESCO. In order to ensure that a close nexus between the Qualified Participants and DESCO is maintained, the terms of each governing document for a Fund that allows Eligible Family Members to invest will provide that any Eligible Family Member participating in such Fund (either through direct beneficial ownership of an interest or as an indirect beneficial owner through an Eligible Investment Vehicle) will not, in any event, be more than two generations removed from an Eligible Employee. If, to the knowledge of such a Fund’s Manager, a person more than two generations removed (e.g., a great-grandchild) becomes the beneficial owner of an interest, such Fund will be required to repurchase the interest from such person at fair value or otherwise cause such interest to be transferred by such person for fair value to a Qualified Participant or withdrawn at fair value. DESCO may in its discretion circumscribe more narrowly the permitted categories of Qualified Participants that may invest or own an interest in a Fund.

Each Eligible Employee and Eligible Family Member will be an “accredited investor” as defined in Rule 501(a) of Regulation D under the 1933 Act (“Accredited Investor”) by satisfying Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the 1933 Act as of the time of such person’s investment, except that, if a Fund is offered pursuant to Rule 506(b) of Regulation D under the 1933 Act, a maximum of 35 Eligible Employees who are sophisticated investors but who are not Accredited Investors may become investors in a Fund, if each of them falls into one of the following categories: (i) an Eligible Employee who (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment management, investment banking, legal or similar business experience, and (c) had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible Employee’s admission as an investor of the Fund and has a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee will be committed to make investments in the Fund; or (ii) Eligible Employees who are “knowledgeable employees” (as defined in Rule 3c-5 under the 1940 Act), of the Fund (with the Fund treated as though it were a “covered company” for purposes of the rule). An Eligible Employee that is not an Accredited Investor will only be permitted to invest in a Fund if such individual represents and warrants that he or she will not commit in any year more than 10% of his or her income from all sources for the immediately preceding year, in the aggregate, in a Fund and in all other Funds in which that investor has previously invested.

A Qualified Participant may purchase an interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an Accredited Investor, as defined in Rule 501(a) of Regulation D under the 1933 Act or (ii) the Eligible Employee is a settlor2 and principal investment decision-maker with respect to the investment vehicle. Eligible Investment Vehicles that are not Accredited Investors will be counted in accordance with Regulation D toward the 35 non-Accredited Investor limit discussed above for a Fund offered pursuant to Rule 506(b) of Regulation D under the 1933 Act. The inclusion of partnerships, corporations, or other entities that are created by Eligible Employees in the definition of Eligible Investment Vehicle is intended to enable an Eligible Employee to make tax-efficient investments in the Funds through a corporate blocker entity created by an Eligible Employee for the purpose of his/her charitable giving.3 The inclusion of partnerships, corporations, or other entities that are controlled by Eligible Employees in the definition of Eligible Investment Vehicle is intended to enable an Eligible Employee to make investments in the Funds through personal investment vehicles for the purpose of personal and family investment and estate planning objectives. Accordingly, there is a close nexus between DESCO and such an investment vehicle through the Eligible Employee who has created the vehicle to facilitate his/her charitable giving, or who controls the vehicle. As a result of the requirements described above, interests in a Fund, with limited exceptions described in this Section D, will be held by persons and entities with a close nexus to DESCO through employment or other ongoing relationships or family ties.

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1 Any reference to an Eligible Investment Vehicle which is an entity created by, rather than controlled by, an Eligible Employee refers only to a corporate blocker entity created, and continuing to operate, for the purpose of facilitating (a) the tax efficient investment of Eligible Employees or other Eligible Investment Vehicles and (b) the charitable giving of Eligible Employees. The mandate of an Eligible Investment Vehicle created by an Eligible Employee is determined by the relevant Eligible Employee.

2 If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other eligible individuals, and contributed funds to such vehicle.

3 See supra note 1. Investments in a corporate blocker entity may be made through Eligible Investment Vehicles controlled by an Eligible Employee. No persons or entities other than Eligible Employees or the Eligible Investment Vehicles they control will contribute funds to a corporate blocker entity for investment.

Eligible Employees will be experienced in the investment management or related financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto. Eligible Employees will be individuals who satisfy certain financial and sophistication standards, are able to make investment decisions on their own and will not need the protection of the regulatory safeguards intended to protect the public.

At the discretion of the Manager, consultants or business or legal advisors of DESCO may be offered the opportunity to participate in the Funds, either directly or through a Qualified Participant of such consultant or advisor. DESCO believes that persons or entities whom DESCO has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to DESCO (“Consultants”) share a community of interest with DESCO and DESCO’s employees. In order to participate in the Funds, Consultants must be currently engaged by DESCO and will be required to be sophisticated investors who qualify as Accredited Investors under Rule 501(a) of Regulation D. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Fund through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to DESCO and will be required to qualify as Accredited Investors under Rule 501(a) of Regulation D. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of DESCO and who have an interest in maintaining an ongoing relationship with DESCO. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the Manager and its affiliates and/or the officers of DESCO responsible for making investments for the Funds similar to the access afforded other Eligible Employees who are employees, officers or directors of DESCO.4 Accordingly, there is a close nexus between DESCO and such entities.

Prior to offering interests in a Fund to a Qualified Participant, DESCO must reasonably believe that the Eligible Employee or Eligible Family Member will be capable of understanding and evaluating the merits and risks of participation in a Fund and that each such individual is able to bear the economic risk of such participation and afford a complete loss of his or her investments in the Fund. DESCO may impose more restrictive suitability standards in its sole discretion.

Notwithstanding the foregoing or anything contrary in this Application, the Manager of a Fund or a DESCO Entity will have the absolute right to purchase or cause the withdrawal of any interest for its fair value if such Manager determines in good faith that any investor’s continued ownership of such interest jeopardizes such Fund’s status as an “employees’ securities company” under the 1940 Act and as contemplated by this Application.

Accordingly, given the nexuses among the Eligible Employees, their family members, their investment vehicles and DESCO, and the mechanisms that will be in place to ensure that only those persons with a close affiliation with DESCO become and remain investors in a Fund, the Applicants believe that the limitations on the class of persons and entities who may subscribe for, acquire or hold interests in a Fund enables each such Fund to qualify as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act.

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4 All references to directors or boards of directors made herein are intended to include the substantial equivalent in respect of an entity that does not have a board of directors (e.g., “managers” or “boards of managers” of a Delaware limited liability company).

E.	Terms of the Funds

The terms of each Fund will be determined by DESCO in its discretion, consistent with the terms and conditions of the Order, and such terms will be fully disclosed to each Qualified Participant (or person making the investment on behalf of the Qualified Participant) at the time the Qualified Participant is invited to participate in the Fund. Each Qualified Participant (or person making the investment on behalf of the Qualified Participant) will be furnished with a copy of the governing documents for the relevant Fund. The governing documents will set forth in full the terms applicable to an investor’s interest in such Fund.

Interests in a Fund may be issued in one or more series, each of which corresponds to particular Fund investments (each, a “Series”). Each Series will be an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act.

In some instances, DESCO may also provide a portion of the initial capital for a Fund in order that the Fund can satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder). As Qualified Participants purchase interests in the Fund over time, DESCO may withdraw its capital or sell its interests to Qualified Participants. These practices will be fully disclosed to Qualified Participants.

The purchase price for an interest in a Fund may be payable in full upon subscription or in installments as determined by the Fund’s Manager. A Fund may permit capital contributions to be payable in a manner that varies from other Funds, including payment through capital calls. The terms and conditions relating to payment of the purchase price and capital contributions will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents.

An investor that fails to contribute any part of its capital commitment or any portion of a fee calculated with respect to that investor shall be in default. The terms and conditions relating to a default with respect to interests in a Fund will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents.

A Manager may have the right, but not the obligation, to repurchase, cancel, or transfer to another Qualified Participant, or cause the withdrawal of, the interest of (i) an Eligible Employee who ceases to be an employee, officer, director or current consultant of any DESCO Entity for any reason or (ii) any Eligible Family Member of any person described in clause (i). The governing documents for each Fund will describe, if applicable, the amount that an investor would receive upon withdrawal, repurchase, cancellation or transfer of its interest. For example, a Fund’s governing documents may provide that a Fund investor will, at a minimum, be paid the lesser of (i) the amount actually paid by or on behalf of the investor to acquire the interest (plus interest, as reasonably determined by the Manager) less any amounts paid to the investor as distributions, and (ii) the fair value, determined at the time of withdrawal or repurchase in good faith by the Manager, of such interest. Alternatively, a Fund’s governing documents may provide that the withdrawal or repurchase price for interests will be based on net asset value pursuant to the Fund’s organizational and offering documents.

Interests in a Fund will not be transferable except with the express consent of the Manager, and then only to a Qualified Participant. The terms and conditions of transferability of interests in a Fund will be fully disclosed to Qualified Participants prior to the acceptance of their subscription documents. Each governing document of a Fund will describe the consequences, if any, for an investor’s interest in the event of termination of that investor’s employment or role as a consultant, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, disability, retirement or otherwise, such as whether a DESCO Entity will be required to or will have the option to acquire all or a part of the investor’s interest. Even if part of an investor’s interest is acquired or cancelled by DESCO, such investor may still be required to make additional capital contributions for the payment of fees or expenses relating to Fund investments in which an investor retains an interest.

DESCO may make loans to a Fund or undertake to contribute capital to a Fund. If DESCO makes loans to a Fund, the lender will be entitled to receive interest, provided that the interest rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis. The possibility of any such borrowings, as well as the terms thereof, would be disclosed to Qualified Participants prior to their investment in a Fund. Any indebtedness of the Fund will be the debt of the Fund and without recourse to the investors. The Fund will retain the right to require the payment of any unfunded capital contributions from the investors for any appropriate Fund purpose, including the payment of Fund indebtedness, and may be permitted to assign this right to any lender to the Fund. A Fund will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own securities of the Fund (other than short-term paper). A Fund will not lend any funds to a DESCO Entity.

F.	Management

Each Fund will have a Manager, which will be responsible for the overall management of the Fund. The Manager will appoint a DESCO Entity to serve as investment adviser (“Investment Adviser”) to a Fund and delegate to the Investment Adviser the authority to make all decisions regarding the acquisition, management and disposition of Fund investments. An Investment Adviser’s investment decisions may be subject to the approval of an investment committee comprising senior officers of DESCO. The Investment Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), if required under applicable law. The determination as to whether the Manager is required to register under the Advisers Act will be made by DESCO; no relief in respect of such determination is requested herein. The Manager may delegate administrative responsibilities for a Fund to a DESCO Entity or one or more third-party administrators. Each Manager and Investment Adviser is, in managing a Fund, an “investment adviser” within the meaning of Section 9 and Section 36 of the 1940 Act and is subject to those sections. Further, the members of any investment committee of a Fund will be, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 9 of the 1940 Act, and subject to that section, and the members of any investment committee of a Fund will be, as applicable, an “officer, director, member of any advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 36 of the 1940 Act, and subject to that section.

DESCO will control the Funds within the meaning of Section 2(a)(9) of the 1940 Act. DESCO, the Managers, the Investment Advisers, and any other person acting for or on behalf of the Funds shall act in the best interest of the Funds and their investors. Whenever any entity that acts for or on behalf of the Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Funds and the investors.

The Investment Adviser may be paid a management fee for its services to a Fund. In addition, the Manager or Investment Adviser may receive a performance-based fee or allocation (an “Incentive Allocation”) based on the net gains of the Fund’s investments, in addition to any amount allocable to the Manager’s or Investment Adviser’s capital contribution, if any.5

Expenses that may be charged by the Manager or the Investment Adviser to a Fund could include legal and accounting fees, organizational expenses, administrative expenses and other operating expenses (including the Fund’s pro rata share of expenses incurred by the Manager or the Investment Adviser in connection with potential investments), as well as expenses associated with services provided by personnel of DESCO on behalf of the Manager or the Investment Adviser in connection with the Fund or an Underlying Fund (as defined below), which expenses may include, in respect of such personnel, some or all compensation and overhead expenses. The governing documents of each Fund will include detailed descriptions of the fees and expenses that may be charged to the Fund, including the fees and expenses of the Manager or the Investment Adviser.

A DESCO Entity will render services and receive fees or other compensation in connection therewith from entities in which a Fund makes an investment and/or other entities pursuing similar strategies. Such fees or other compensation may include, without limitation, advisory fees, organization or success fees, financing fees, management fees, performance-based fees, fees for brokerage and clearing services, placement fees or other compensation from a Fund or an Underlying Fund in connection with a Fund’s purchase or sale of interests and performance-based fees or allocations entitling the entity to share disproportionately in income or capital gains or similar compensation. Employees of a DESCO Entity may serve as officers or directors of such entities and receive officers’ and directors’ fees and expense reimbursements in connection with such services. Any such fees or other compensation or expense reimbursement received by a DESCO Entity may or may not be shared with the Funds.

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5 If a Manager or an Investment Adviser is registered under the Advisers Act, the Incentive Allocation payable to it by a Fund will be pursuant to an arrangement that complies with Rule 205-3 under the Advisers Act. All or a portion of the Incentive Allocation may be paid to individuals who are officers, employees or stockholders of the Manager or Investment Adviser or its affiliates. If the Manager or Investment Adviser is not required to register under the Advisers Act, the Incentive Allocation payable to it will comply with Section 205(b)(3) of the Advisers Act (with such Fund treated as though it were a business development company solely for the purpose of that section).

G.	Investments

Each Fund will operate as a closed-end management investment company, and a particular Fund may operate as a “diversified” or “non-diversified” vehicle within the meaning of the 1940 Act. The investment objectives and policies may vary from one Fund to the next. A Fund may invest in one or more pooled investment vehicles (including private funds relying on Sections 3(c)(1) and 3(c)(7) under the 1940 Act6 and funds relying on Section 3(c)(5) under the 1940 Act) and/or registered investment companies sponsored by DESCO or by third parties (each, an “Underlying Fund”). In addition, one Fund may also invest in another Fund in a “master-feeder” or similar structure. For example, a Fund established under non-U.S. law may be organized primarily for non-U.S. Eligible Employees that would invest in a Fund established under U.S. law primarily with U.S. resident Eligible Employees in order to more efficiently address U.S. or non-U.S. tax issues. A Fund may also be operated as a parallel fund making investments on a side-by-side basis with DESCO Entities.

No sales load or similar fee of any kind will be charged in connection with the sale of interests in a Fund. Qualified Participants in a Fund may bear a management fee and may be subject to an Incentive Allocation with respect to their interests in such Fund. Such Qualified Participants in a Fund may indirectly be charged such fees at a reduced rate compared to third-party investors directly or indirectly invested in the applicable Underlying Fund(s) sponsored by DESCO. A Manager, an Investment Adviser, and/or affiliates of the foregoing may also receive compensation from an Underlying Fund. To the extent DESCO would otherwise receive any management fees or other compensation at both the Fund level and the Underlying Fund level with respect to a Fund's investment in an Underlying Fund, the compensation received by the Manager, Investment Adviser, and/or affiliates from the Fund is expected to be reduced so as to avoid duplication. For the avoidance of doubt, (i) a DESCO Entity may charge a management fee or receive an Incentive Allocation at the Fund level with respect to a Fund’s investment in an Underlying Fund managed by a third party even if the third party is paid a management fee or receives an Incentive Allocation at the Underlying Fund level and (ii) a Fund will bear applicable expenses incurred by the Fund directly, as well as its pro rata share of applicable expenses incurred by any Underlying Fund in which such Fund has an interest.

A Fund may seek to achieve positive returns from capital appreciation and income generation directly or indirectly through, among other investments, speculative and high-risk investments in U.S. and non-U.S. markets using a variety of financial instruments. Such instruments include, but are not limited to, investment in limited liability companies, limited partnerships, corporations, business trusts or other entities managed by DESCO; common and preferred stock; futures, options on futures, and forward contracts; bonds, notes, debentures, bills, trade claims and other forms of indebtedness or liability issued or incurred by corporations, sovereign nations, governmental agencies and instrumentalities, municipalities or other persons; options, rights, warrants, convertible securities, exchangeable securities, synthetic and/or structured convertible or exchangeable products, participation instruments and investment contracts; exchange-traded funds (and interests in other investment companies); mortgages, mortgage-backed securities and other asset-backed securities, including securities backed by various forms of consumer and asset-based finance receivables; mortgage-backed securities on a forward pass through or “to be announced” basis; real estate, easements, other forms of real property-related instruments, interests in the foregoing, interests in public and/or private real estate investment trusts, real estate operating companies and other companies that engage in real estate-related businesses; currencies; energy-related products and instruments; weather-related instruments; emissions allowances and transmission rights; commodities; cash and cash equivalents; money market instruments; bank notes, term loans, debtor-in-possession loans, revolving loans, bank guarantees, letters of credit and other forms of lender assets or obligations; swaps (including credit default swaps) and other derivative instruments; receivables; financial interests in legal disputes and other instruments related to litigation finance investing; insurance- and reinsurance-related products; instruments having a value or return that is explicitly tied to the occurrence (or non-occurrence) of economic, political, legal, natural, technological, bankruptcy, default and/or other events; catastrophe bonds, industry loss warranties and other catastrophe risk-linked instruments; royalty trusts; virtual currencies and other similar digital assets; intellectual property; assets with specified tax attributes; limited partnership and other limited liability interests; general partnership and other unlimited liability interests; interests in investment companies; interests in Underlying Funds; and/or any other security, instrument, interest or property selected by the applicable Investment Adviser.

Pending investment of capital contributions, reinvestment of proceeds of investments and distribution of proceeds to investors, a Fund’s funds may be invested in high-quality, short-term investments (including in open-end or closed-end funds managed by DESCO).

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6 Applicants are not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern a Fund’s eligibility to invest in an Underlying Fund relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or an Underlying Fund’s status under the 1940 Act.

It is possible that an investment program may be structured in which a Fund will co-invest in a portfolio company (or a pooled investment vehicle) with a DESCO Entity or with an investment fund or separate account, organized in part for the benefit of investors that are not affiliated with DESCO (“Third Party Investors”)7 and over which a DESCO Entity exercises investment discretion or which is sponsored by a DESCO Entity (a “DESCO Third Party Fund”). Co-investments with a DESCO Entity or with a DESCO Third Party Fund in a transaction in which DESCO’s investment was made pursuant to a contractual obligation to a DESCO Third Party Fund will not be subject to Condition 3 in Section IV below (the “1940 Act Co-Investment Restrictions”). All other side-by-side investments held by DESCO Entities involving a joint enterprise or other joint arrangement will be subject to the 1940 Act Co-Investment Restrictions.

The Applicants believe that the interests of the Eligible Employees participating in a Fund will be adequately protected even in situations where 1940 Act Co-Investment Restrictions do not apply. In structuring a DESCO Third Party Fund, unaffiliated investors of such fund often require, or seek to confirm, that DESCO invests proprietary capital in such DESCO Third Party Funds, or in such DESCO Third Party Funds’ investments and that such DESCO investments be subject to similar terms as those applicable to the DESCO Third Party Fund’s investments. Unaffiliated investors in DESCO Third Party Funds are interested in having DESCO invest proprietary capital in such DESCO Third Party Funds, or in such DESCO Third Party Funds’ investments, in order to have additional assurances that the interests of DESCO are meaningfully aligned with those of the unaffiliated investors of such DESCO Third Party Fund. It is important to DESCO that the interests of a DESCO Third Party Fund and the activities of a DESCO Third Party Fund not be burdened or otherwise unduly affected by activities of the Funds.

If the Manager or the Investment Adviser elects to recommend that a Fund enter into any side-by-side investment with an unaffiliated entity, the Manager or the Investment Adviser, as applicable, will be permitted to engage as a sub-investment adviser the unaffiliated entity (an “Unaffiliated Subadviser”), which will be responsible for the management of such side-by-side investment.

If an Unaffiliated Subadviser is entitled to receive a performance-based allocation, it may also act as an additional Manager, and may be admitted as a member, of a Fund solely in order to address certain tax issues relating to such allocation. In all such instances, however, a DESCO Entity will also be a Manager of the Fund and will have exclusive responsibility for making the determinations required to be made by the Manager under this Application. No Unaffiliated Subadviser will beneficially own any outstanding securities of any Fund.

A Fund will not acquire any security issued by a registered investment company if immediately after such acquisition such Fund will own more than 3% of the outstanding voting stock of the registered investment company. In addition, a Fund may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.

Subject to the terms of the applicable governing documents and this Application, a Fund will be permitted to enter into transactions involving (i) a DESCO Entity, (ii) an Underlying Fund, (iii) any member or person or entity affiliated with a member, (iv) a DESCO Third Party Fund, or (v) any Third Party Investor. Such transactions may include, without limitation, the purchase or sale by the Fund of an investment, or an interest therein, from or to any DESCO Entity or DESCO Third Party Fund, acting as principal. Prior to engaging in any such transactions that are Section 17 Transactions (as defined below), the Manager must make the findings and comply with the recordkeeping requirements of Condition 1.

H.	Distributions

The profits and losses of a Fund will be determined and allocated in compliance with applicable tax rules and regulations and in accordance with the governing documents of the Fund. Unless otherwise specifically provided in a governing document, the capital accounts of the investors will not be reduced below zero. Distributions of Fund profits and capital will be made at the time and in the amounts determined by the Manager in accordance with the terms of the governing documents. The Manager will have discretion in distributing cash and proceeds from the Fund investments as well as capital to the investors.

The Manager may, in its sole discretion, establish reserves for liabilities and expenses of the Fund, invest such proceeds in temporary investments and/or hold back such proceeds and use them to fund the Fund’s pro rata shares of any liabilities or contingencies of the Underlying Funds. Securities being distributed in kind will be valued at fair market value in good faith by DESCO or by an independent third party appointed by DESCO. At the discretion of the Manager, distributions may also be made to enable the investors to pay taxes on attributable income.

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7 These Third Party Investors may include, for example, U.S. and non-U.S. institutional investors such as public and private pension funds, foundations, endowments, and corporations, and high net worth individuals resident in and outside of the United States.

I.	Reports and Accounting

A Fund will send its investors an annual financial statement with respect to those investments in which the investor had an interest within 120 days after the end of each fiscal year of the Fund, or as soon as practicable after the end of the Fund’s fiscal year. The financial statement will be audited by independent certified public accountants. In addition, as soon as practicable after the end of each calendar year, a report will be sent to each investor setting forth the information with respect to such investor’s share of income, gains, losses, credits and other items for U.S. federal and state income tax purposes resulting from the operation of the Fund during that year. For purposes of this requirement, “audit” shall have the meaning defined in Rule 1-02(d) of Regulation S-X.

The value of the investors’ capital accounts will be determined at such times as the Manager or the Investment Adviser deems appropriate or necessary; however, such valuation will be done at least annually at the Fund’s fiscal year-end. The Manager or the Investment Adviser will value the assets held by a Fund in good faith in accordance with the procedures disclosed in the Fund’s governing documents.

In addition, to the extent provided in the governing documents, a Fund will provide a non-U.S. investor with such information as may be reasonably necessary to enable him/her to prepare his/her non-U.S. income tax returns, provided that each such investor has notified the Manager of the specific information required by the jurisdiction or jurisdictions for which such investor will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided further that complying with such information request does not impose an undue or disproportionate burden on the Manager of the applicable Fund.

J.	Fund Term and Dissolution

The term of a Fund will be set forth in its governing documents. Each Fund may be dissolved prior to the expiration of its term upon the occurrence of specified events, also set forth in its governing documents. Upon dissolution of a Fund, the Fund’s assets will be distributed in accordance with its governing documents.

III       REQUEST FOR ORDER

Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the 1940 Act if and to the extent that such exemption is consistent with the protection of investors. Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the 1940 Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the 1940 Act, if the Commission deems it necessary or appropriate in the public interest or for the protection of investors. On the basis of the foregoing statement of facts, the Applicants submit that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act for the following reasons:

1.	each Fund is or will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the 1940 Act; all investors in a Fund will be Qualified Participants; each Qualified Participant will be an Accredited Investor under Rule 501(a) of Regulation D, except for a maximum of 35 employees meeting the test described above in Section II.D of this Application if a Fund is offered pursuant to Rule 506(b) of Regulation D under the 1933 Act; and no sales load, advisory fee or compensation (other than any management fee, any Incentive Allocation and/or any other compensation provided for in the applicable governing documents) is payable directly or indirectly to the Manager or the Investment Adviser by such Fund;

2.	with respect to each Fund, there is a substantial community of economic and other interests among DESCO, the Manager, the Investment Adviser and the investors in such Fund, taking into consideration the concern of DESCO with the morale of its personnel and the importance to DESCO of attracting and retaining its personnel; and there is no public group of investors to whom interests in such Fund will be offered or sold;

3.	any investment program for a Fund will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Fund and will not be promoted to Eligible Employees by persons outside of DESCO seeking to profit from fees for investment advice or from the distribution of securities;

4.	the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each Fund considers a (i) co-investment with a DESCO Entity or (ii) purchase or sale to or from a DESCO Entity; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the Manager and/or Investment Adviser of such Fund and on the part of such Fund, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the investors in such Fund with respect to such matters as independent accountants, the furnishing of reports to investors in such Fund, and the conditions and other restrictions on such Fund’s operations contained in this Application; and

5.	the fact that Eligible Employees will be professionals in the investment management and securities businesses, or in related activities, who meet the current standard of Accredited Investor under Rule 501(a) of Regulation D (except as described above) and, in the reasonable belief of the Manager, are each equipped by experience and education to understand and evaluate the structure, management and plan of each Fund as compared to other investment opportunities, to understand and evaluate the merits and risks of investing in such Fund and to understand that such Fund is being offered without registration under the 1940 Act and the 1933 Act and the protections afforded thereby.

WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Funds from all the provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder, and Rule 38a-l under the 1940 Act, Applicants request a limited exemption as set forth in this Application.

A.	Section 17(a). Section 17(a) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company. The Applicants request an exemption from Section 17(a) to the extent necessary to (a) permit a DESCO Entity or a DESCO Third Party Fund (or any affiliated person of such DESCO Entity or DESCO Third Party Fund), or any affiliated person of a Fund (or affiliated persons of such persons), acting as principal, to engage in any transaction directly or indirectly with any Fund or any company controlled by such Fund; and (b) permit a Fund to invest in or engage in any transaction with any DESCO Entity, acting as principal, (i) in which such Fund, any company controlled by such Fund or any DESCO Entity or any DESCO Third Party Fund has invested or will invest, or (ii) with which such Fund, any company controlled by such Fund or any DESCO Entity or DESCO Third Party Fund is or will become otherwise affiliated; and (c) permit a Third Party Investor, acting as a principal, to engage in any transaction directly or indirectly with a Fund or any company controlled by such Fund. The transactions to which any Fund is a party will be effected only after a determination by the Manager that the requirements of Conditions 1, 2 and 6 in Section IV below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable governing documents. To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.

The principal reason for the requested exemption is to ensure that each Fund will be able to invest in companies, properties, or vehicles in which any members of DESCO, its employees, officers, directors, consultants or entities controlled or sponsored by any of them, may directly or indirectly make or have already made an investment.

The relief is also requested to permit each Fund the flexibility to deal with its investments in the manner the Manager deems most advantageous to all investors in the Fund, or as required by DESCO or the Fund’s other co-investors, including, without limitation, borrowing funds from a DESCO Entity, restructuring its investments, having its investments redeemed, tendering such Fund’s securities or negotiating options or implementing exit strategies with respect to its investments. Without an exemption, a Fund may be restricted in its ability to negotiate favorable terms under Section 17(a). Indeed, without the requested relief, the Manager may be unable to achieve the best possible returns for such Fund or to effectuate the investment program contemplated by DESCO, such Fund and its investors. The requested exemption is also sought to ensure that each Fund or any company controlled by such Fund will have the ability to buy and sell securities in underwritten offerings and other transactions in which a DESCO Entity participates.

Furthermore, the requested exemption is sought to ensure that a DESCO Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund’s participation in an investment opportunity. Without this exemption, a DESCO Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Fund’s portfolio companies, which would not have been the case had such Fund not invested in such portfolio companies.

In addition to seeking the relief described above, the Applicants request a specific exemption from Section 17(a) so that Funds are permitted, (i) to invest in funds advised, sponsored or underwritten by a DESCO Entity, (ii) to purchase short-term instruments from, or sell such instruments to, a DESCO Entity or (iii) to enter into repurchase agreements with a DESCO Entity. A Fund will pay no fee (other than any customary transaction charges also applicable to unaffiliated parties in similar transactions) in connection with the purchase of short-term instruments from a DESCO Entity. Any assets of a Fund invested in a fund advised, sponsored or underwritten by a DESCO Entity will be subject to (i) a management fee and/or performance-based fee or allocation no greater than those charged to unaffiliated parties investing in the fund and/or (ii) an expense arrangement in which DESCO recovers up to the full costs associated with managing the Fund, including expenses associated with services provided by personnel of DESCO on behalf of the applicable Manager or the applicable Investment Adviser in connection with the Fund or an Underlying Fund, which expenses may include, in respect of such personnel, some or all compensation and overhead expenses. The Applicants expect that any arrangement described in the preceding sentence will be more favorable on average to investors in a Fund than the expenses and fees charged to unaffiliated parties invested directly or indirectly in the applicable Underlying Fund(s). The governing documents of each Fund will include detailed descriptions of the fees and expenses that may be charged to the Fund.

An exemption from Section 17(a) is consistent with the policy of each Fund and the protection of investors and necessary to promote the basic purpose of such Fund, as more fully discussed with respect to Section 17(d) below. The investors in each Fund will have been fully informed of the possible extent of such Fund’s dealings with DESCO and of the potential conflicts of interest that may exist. As professionals employed in the investment management and securities businesses, or in administrative, financial, accounting, legal, sales, marketing, risk management or operational activities related thereto, the investors will be able to understand and evaluate the attendant risks. The community of interest among the investors in each Fund, on the one hand, and DESCO, on the other hand, is the best insurance against any risk of abuse. Applicants acknowledge that the requested relief will not extend to any transactions between a Fund and an Unaffiliated Subadviser or any affiliated person of the Unaffiliated Subadviser, or between a Fund and any person who is not an employee, officer or director of DESCO or is an entity outside of DESCO and, in each case, is an affiliated person of the Fund as defined in Section 2(a)(3)(E) of the 1940 Act (“Advisory Person”) or any affiliated person of such person.

The considerations described above will protect each Fund and limit the possibilities of conflicts of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Applicants agree to abide by the conditions set forth in Section IV of this Application with respect to the relief requested from Section 17(a). In addition, the Applicants, on behalf of the Funds, represent that any transactions otherwise subject to Section 17(a) of the 1940 Act, for which exemptive relief has not been requested, would require approval of the Commission.

B.	Section 17(d) and Rule 17d-1. Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter for a registered investment company, or any affiliated person of such a person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. The Applicants request an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to permit affiliated persons of each Fund (including without limitation the Manager, the Investment Adviser, a DESCO Third Party Fund or DESCO Entities), or affiliated persons of any of these persons (including without limitation the Third Party Investors) to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which such Fund or a company controlled by such Fund is a participant. The exemption requested would permit, among other things, co-investments by each Fund, DESCO Third Party Fund and individual members or employees, officers, directors or consultants of DESCO making their own individual investment decisions apart from DESCO. To the extent any of the transactions described under the request for exemption from Section 17(a) would come within the purview of Section 17(d) (and Rule 17d-1), such transactions are incorporated hereunder and an exemption from such section and rule is also requested. Applicants acknowledge that the requested relief will not extend to any transaction in which an Unaffiliated Subadviser or Advisory Person or an affiliated person of either has an interest.

Compliance with Section 17(d) would prevent each Fund from achieving a principal purpose, which is to provide a vehicle for Eligible Employees (and other permitted investors) to co-invest with DESCO or, to the extent permitted by the terms of the Fund, with other employees, officers, directors or consultants of DESCO or DESCO Entities or with a DESCO Third Party Fund. Because of the number and sophistication of the potential investors in a Fund and persons affiliated with such investors, strict compliance with Section 17(d) would cause such Fund to forgo investment opportunities simply because an investor in such Fund or other affiliated person of such Fund (or any affiliated person of such a person) also had, or contemplated making, a similar investment.

It is likely that suitable investments will be brought to the attention of a Fund because of its affiliation with DESCO’s large capital resources and investment management experience. In addition, attractive investment opportunities of the types considered by a Fund often require each participant in the transaction to make funds available in an amount that may be substantially greater than those the Fund would independently be able to provide. As a result, a Fund’s access to such opportunities may have to be through co-investment with other persons, including its affiliates.

The Applicants note that each Fund will be organized for the benefit of Eligible Employees (and other permitted investors) as an incentive for them to remain with DESCO and for the generation and maintenance of goodwill. The Applicants believe that, if co-investments with DESCO are prohibited, the appeal of a Fund for Eligible Employees would be significantly diminished. Eligible Employees have indicated a desire to participate in such co-investment opportunities because they believe that (a) the resources of DESCO enable it to analyze investment opportunities to an extent that individual employees would have neither the time nor resources to duplicate, (b) investments made by DESCO will not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

Furthermore, the requested exemption is sought to ensure that a DESCO Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund’s participation in an investment opportunity. Without this exemption, a DESCO Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Fund’s portfolio companies, which would not have been the case had such Fund not invested in such portfolio companies.

The flexibility to structure co-investments and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The concern that permitting co-investments by DESCO, on the one hand, and a Fund on the other, might lead to less advantageous treatment of such Fund, should be mitigated by the fact that (a) DESCO, in addition to any stake through the Manager and its co-investment, will be acutely concerned with its relationship with the investors in such Fund, and (b) certain officers, directors and/or employees of DESCO Entities generally will be investing in such Fund.

In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Fund. Given the criteria for Qualified Participants, and the conditions with which the Funds have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.

Applicants represent that each Manager and each Investment Adviser is, in managing a Fund, an “investment adviser” within the meaning of Section 9 and Section 36 of the 1940 Act and is subject to those sections. Applicants further represent that the members of any investment committee of a Fund will be, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 9 of the 1940 Act, and subject to that section, and that the members of any investment committee of a Fund will be, as applicable, an “officer, director, member of any advisory board, investment adviser, or depositor” of the Fund within the meaning of Section 36 of the 1940 Act, and subject to that section.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Funds agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicants, on behalf of the Funds, represent that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

The Applicants believe that the interests of the Eligible Employees participating in a Fund will be adequately protected even in situations where Condition 3 is not satisfied. DESCO is likely to invest a portion of its own capital in DESCO Third Party Fund investments, either through such DESCO Third Party Fund or on a side-by-side basis (which DESCO investments will be subject to substantially the same terms as those applicable to such DESCO Third Party Fund, except as otherwise disclosed in the governing documents of the relevant Fund). If Condition 3 were to apply to DESCO’s investment in these situations, the effect of such a requirement would be to indirectly burden the DESCO Third Party Fund with the requirements of Condition 3. In addition, the relationship of a Fund to a DESCO Third Party Fund, in the context of this Application, is fundamentally different from such Fund’s relationship to DESCO. The focus of, and the rationale for, the protections contained in this Application are to protect the Funds from any overreaching by DESCO in the employer/employee context, whereas the same concerns are not present with respect to the Funds vis-à-vis the investors in a DESCO Third Party Fund.

C.	Section 17(e). Section 17(e) of the 1940 Act and Rule 17e-1 thereunder limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. The Applicants request an exemption from Section 17(e) to permit a DESCO Entity (including the Manager and the Investment Adviser) that acts as an agent or broker to receive placement fees, advisory fees, brokerage fees or other compensation from a Fund in connection with the purchase or sale by the Fund of securities, provided that the fees or other compensation can be deemed “usual and customary.” The Applicants state that for purposes of this Application, fees or other compensation that are charged or received by a DESCO Entity will be deemed to be “usual and customary” only if (i) the Fund is purchasing or selling securities alongside other unaffiliated third parties, DESCO Third Party Funds or Third Party Investors who are also similarly purchasing or selling securities, (ii) the fees or other compensation being charged to the Fund are also being charged to the unaffiliated third parties, DESCO Third Party Funds or Third Party Investors and (iii) the amount of securities being purchased or sold by the Fund does not exceed 50% of the total amount of securities being purchased or sold by the Fund and the unaffiliated third parties, DESCO Third Party Funds or Third Party Investors.

Compliance with Section 17(e) would prevent a Fund from participating in a transaction in which DESCO, for other business reasons, does not wish to appear as if the Fund is being treated in a more favorable manner (by being charged lower fees) than other third parties also participating in the transaction. The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that (i) the fees or other compensation paid by a Fund to a DESCO Entity are those negotiated at arm’s length with unaffiliated third parties and (ii) the unaffiliated third parties have as great or greater interest as the Fund in the transaction as a whole.

Rule 17e-1(b) under the 1940 Act requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the 1940 Act requires each Fund to comply with the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act. The Applicants also request an exemption from Rule 17e-1(b) to the extent necessary to permit each Fund to comply with Rule 17e-1(b) without the necessity of having a majority of the directors (or members of a comparable body) of the Fund who are not “interested persons” take such actions and make such approvals as are set forth in Rule 17e-1(b). In the event that all the directors of the Manager or other governing body of the Manager will be affiliated persons, a Fund could not comply with Rule 17e-1(b) without the relief requested. In such event, the Fund will comply with Rule 17e-1(b) by having a majority of the directors (or members of a comparable body) of the Fund or its Manager take such actions and make such approvals as are set forth in Rule 17e-1(b). Each Fund will otherwise comply with all other requirements of Rule 17e-1(b).

Similarly, the Applicants request an exemption from Rule 17e-1(c) to the extent necessary to permit each Fund to comply with Rule 17e-l without the necessity of having a majority of the directors (or members of a comparable body) of the Fund or its Manager be “disinterested persons” as is set forth in Rule 17e-1(c). In the event that all the directors (or members of a comparable governing body) of the Fund or its Manager will be affiliated persons, a Fund could not comply with Rule 17e-1 without the relief requested. Each Fund will otherwise comply with all other requirements of Rule 17e-1(c).

D.	Section 17(f). Section 17(f) of the 1940 Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules. Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. The Applicants request relief from Section 17(f) and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2:

(a)	a Fund’s investments may be kept in the locked files of the Manager or the Investment Adviser, for purposes of paragraph (b) of the rule;

(b)	for purposes of paragraph (d) of the rule, (i) employees of DESCO LP or its affiliates (including the Manager) will be deemed to be employees of the Funds, (ii) officers or managers of DESCO LP or its affiliates (including the Manager) will be deemed to be officers of the Fund and (iii) the Manager of a Fund or its board of directors will be deemed to be the board of directors of the Fund; and

(c)	in place of the verification procedure under Rule 17f-2(f), verification will be effected quarterly by two employees of the Investment Adviser who are also employees of DESCO responsible for the administrative, legal and/or compliance functions for funds managed or sponsored by DESCO and who have specific knowledge of custody requirements, policies and procedures of the Funds. With respect to certain Funds, the Applicants expect that many of their investments will be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicants assert that, for such a Fund, these instruments are most suitably kept in the files of the Manager or its Investment Adviser, where they can be referred to as necessary. Applicants will comply with all other provisions of Rule 17f-2, including the recordkeeping requirements of paragraph (e).

E.	Section 17(g). Section 17(g) and Rule 17(g)-1 generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of the directors who are not “interested persons” of a registered investment company take certain actions and give certain approvals relating to the fidelity bonding. Rule 17g-1(g) sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Rule 17g-1(h) provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Rule 17g-1(j) exempts a joint insured bond provided and maintained by an investment company and one or more parties from Section 17(d) of the 1940 Act and the rules thereunder. Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in Rule 0-1(a)(7).

In the event that all the directors of the Manager or other governing body of the Manager will be affiliated persons, a Fund could not comply with Rule 17g-1 without the relief requested. The Applicants request an exemption from Rule 17g-1 to the extent necessary to permit a Fund to comply with Rule 17g-1 by having the Manager of the Fund take such actions and make such approvals as are set forth in Rule 17g-1. Applicants also request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors and from the requirements of Rule 17g-1(j)(3). Applicants believe the filing requirements are burdensome and unnecessary as applied to the Funds. The Manager of each Fund will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and agree that all such material will be subject to examination by the Commission and its staff. The Manager of each Fund will designate a person to maintain the records otherwise required to be filed with the Commission under Rule 17g-1(g). Applicants also state that the notices otherwise required to be given to the board of directors will be unnecessary as the Funds will not have boards of directors. Each Fund will comply with all other requirements of Rule 17g-1. The fidelity bond of the Funds will cover all employees of DESCO who have access to the securities or funds of the Funds.

F.	Section 17(j). Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser of and principal underwriter for the investment company adopt a written code of ethics approved by the board of directors of the investment company that contains provisions reasonably necessary to prevent “access persons” from violating the anti-fraud provisions of the Rule. Under Rule 17j-1, the investment company’s access persons must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security, which reports the investment company must retain in its records. In addition, the investment company’s “investment personnel” must obtain pre-transaction clearance for certain securities transactions and the investment company’s board must consider and review an annual report certifying compliance with the code of ethics.

The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except the anti-fraud provisions of Rule 17j-l (b)) because the requirements contained therein are burdensome and unnecessary as applied to the Funds. Requiring each Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions (including the attendant record review and retention procedures) would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the investors in such Fund by virtue of their common association in DESCO; the substantial and largely overlapping protections afforded by the conditions with which such Fund has agreed to comply; the concern of DESCO that personnel who participate in such Fund actually receive the benefits they expect to receive when investing in such Fund; the fact that the investments of such Fund will be investments that usually would not be offered to the investors in such Fund, including those investors who would be deemed access persons, as individual investors; and the existing written compliance policies and procedures that have been adopted by DESCO under the Advisers Act which, among other things, include a code of ethics and securities pre-clearance procedure, each of which will generally be applicable to members of DESCO and Eligible Employees. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Fund. Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b). The relief requested will extend only to entities within DESCO and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.

G.	Sections 30(a), (b) and (e). Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to a Fund and would entail administrative and legal costs that outweigh any benefit to the investors in such Fund. Also, due to the size and public presence of DESCO, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports. The pertinent information contained in such filings will be furnished to the investors in a Fund, the only class of people truly interested in such material. In view of the community of interest among all parties concerned with a Fund, the fact that all investors in a Fund generally will receive financial statements audited by independent certified public accountants and the fact that interests are not available to the public, but rather a specific group of people, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to insure orderly markets and equality of information among the public) is not relevant to a Fund or its operations. Consequently, the Applicants request relief under Sections 30(a) and (b) to the extent necessary to permit each Fund to report annually to its investors in the manner previously described under the section “I. Statement of Facts – Reports and Accounting.”

Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each Fund to report annually to the investors in such Fund in the manner referenced above. It is expected that certain Funds will hold a relatively small number of privately placed investments over long periods of time. Such investments require sophisticated and complex valuations. In view of the foregoing, the delivery of annual audited financial statements and in light of the lack of trading or public market for interests, it is respectfully submitted that to allow annual, rather than semi-annual, reports would be consistent with the protection of investors and the policies fairly intended by the 1940 Act.

H.	Section 30(h). Section 30(h) of the 1940 Act requires that every officer, director, member of an advisory board, investment adviser or affiliated person of an investment adviser of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the Securities Exchange Act of 1934 (the “1934 Act”). As a result, the Manager of each Fund and others who may be deemed members of an advisory board or an investment adviser (and affiliated persons thereof) of such Fund may be required to file Forms 3, 4 and 5 with respect to their ownership of interests in such Fund, even though no trading market for the interests would exist and transferability of such interests would be severely restricted. These filings are unnecessary for the protection of investors and burdensome to those required to make them. Because there would be no trading market, and the transfers of interests are severely restricted, the purpose intended to be served by Section 16(a) is not apparent. Accordingly, exemption is requested from the requirements of Section 30(h) to the extent necessary to exempt the Manager of each Fund, directors, and officers of the Manager and any other persons who may be deemed members of an advisory board or investment adviser (and affiliated persons thereof) of such Fund from filing Forms 3, 4 and 5 with respect to their ownership of interests in such Fund under Section 16 of the 1934 Act.

I.	Rule 38a-1. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each Fund will comply with Rule 38a-l(a), (c) and (d), except that (i) to the extent the Fund does not have a board of directors, the board of directors of the Manager or other governing body of the Manager will fulfill the responsibilities assigned to the Fund’s board of directors under the Rule; (ii) to the extent the board of directors or other governing body of the Manager does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-l will not be obtained; and (iii) to the extent the board of directors or other governing body of the Manager does not have any independent members, the Funds will comply with the requirement in Rule 38a-l(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the Manager as constituted. Each Fund has adopted written policies and procedures reasonably designed to prevent violations of the terms and conditions of this Application, has appointed a chief compliance officer and is otherwise in compliance with the terms and conditions of this Application.

IV	APPLICANTS’ CONDITIONS

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to which a Fund is a party (the “Section 17 Transactions”) will be effected only if the Manager determines that:

(a)	the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Fund and the investors and do not involve overreaching of such Fund or its investors on the part of any person concerned; and

(b)	the Section 17 Transaction is consistent with the interests of the Fund and the investors, such Fund’s organizational documents and such Fund’s reports to its investors.

In addition, the Manager will record and preserve a description of all Section 17 Transactions, the Manager’s findings, the information or materials upon which the Manager’s findings are based and the basis for such findings. All such records will be maintained for the life of the Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.	The Manager will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of such a person, promoter or principal underwriter.

3.	The Manager will not cause the funds of any Fund to be invested in any investment in which a Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Fund and a Co-Investor are participants, unless prior to such investment any such Co-Investor agrees, prior to disposing of all or part of its investment, to: (a) give the Manager sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrain from disposing of its investment unless the Fund has the opportunity to dispose of the Fund’s investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term “Co-Investor” with respect to any Fund means any person who is: (a) an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of the Fund (other than a DESCO Third Party Fund); (b) DESCO (except when a DESCO Entity co-invests with a Fund and a DESCO Third Party Fund pursuant to a contractual obligation to the DESCO Third Party Fund); (c) an officer or director of a DESCO Entity; or (d) an entity (other than a DESCO Third Party Fund) in which DESCO acts as a Manager or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its parent; (b) to immediate family members of the Co-Investor, including step or adoptive relationships, or a trust or other investment vehicle established for any Co-Investor or any such family member; or (c) when the investment is comprised of securities that are (i) listed on a national securities exchange registered under Section 6 of the 1934 Act; (ii) NMS stocks, pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(b) of Regulation NMS thereunder; (iii) government securities as defined in Section 2(a)(16) of the 1940 Act; (iv) “Eligible Securities” as defined in Rule 2a-7 under the 1940 Act, or (v) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.	Each Fund and its Manager will maintain and preserve, for the life of such Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the investors in such Fund, and each annual report of such Fund required to be sent to such investors, and agree that all such records will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5.	Within 120 days after the end of the fiscal year of each Fund, or as soon as practicable thereafter, the Manager of each Fund will send to each investor in such Fund who had an interest in any capital account of the Fund, at any time during the fiscal year then ended, Fund financial statements audited by the Fund’s independent accountants, except in the case of a Fund formed to make a single portfolio investment. In such cases, financial statements will be unaudited, but each investor will receive financial statements of the single portfolio investment audited by such entity’s independent accountants. At the end of each fiscal year and at other times as necessary in accordance with customary practice, the Manager will make a valuation or cause a valuation to be made of all of the assets of the Fund as of the fiscal year end. In addition, as soon as practicable after the end of each tax year of a Fund, the Manager of such Fund will send a report to each person who was an investor in such Fund at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the investor of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the Fund during that fiscal year.

6.	If a Fund makes purchases or sales from or to an entity affiliated with the Fund by reason of an officer, director or employee of DESCO (a) serving as an officer, director, manager or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Fund’s determination of whether or not to effect the purchase or sale.

V	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the cover page of this Application. Applicants further state that all written communications concerning this Application should be directed to the addresses set forth on the cover page. Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act granting Applicants the relief sought by this Application.

The Applicants named below have caused this Application to be duly signed on their behalf as of the 27th of May, 2021. The certification required by Rule 0-2(c)(l) under the 1940 Act is attached as Exhibit A-1 of this Application, and the verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B-1 of this Application.

VI	CONCLUSION

The above exemptions are being requested because they are considered necessary or relevant to the operations of each Fund as an investment program uniquely adapted to the needs of employees of DESCO. The exemptions requested are necessary to create an attractive investment program for Eligible Employees and to enable the investment activities of each Fund to maintain the community of interest among all investors. It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each Fund is or will be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-2 under the 1940 Act relating to the signing and filing of this Application have been complied with and that the undersigned, who have signed and filed this Application on behalf of the Applicants, are fully authorized to do so.

D. E. SHAW & CO, L.P.

By:	/s/ David M. Sweet
Name:	David M. Sweet, Esq.
Title:	Co-General Counsel

D. E. SHAW EMPLOYEE SECURITIES COMPANY, L.L.C.

By:	D. E. SHAW ESC MANAGER, L.L.C.
its Manager

By:	/s/ David M. Sweet
Name:	David M. Sweet, Esq.
Title:	Authorized Signatory

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of D. E. Shaw & Co., L.P., does hereby certify that this Application is signed by David M. Sweet, Esq., Co-General Counsel of D. E. Shaw & Co., L.P., pursuant to the authority vested in him in his capacity as such.

D. E. SHAW & CO, L.P.

By:	/s/ Anne Dinning
Name:	Anne Dinning
Title:	Managing Director

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of D. E. Shaw & Co., L.L.C., the manager of D. E. Shaw ESC Manager, L.L.C., the manager of D. E. Shaw Employee Securities Company, L.L.C., does hereby certify that this Application is signed by David M. Sweet, Esq., an authorized signatory of D. E. Shaw & Co., L.L.C., the manager of D. E. Shaw ESC Manager, L.L.C., the manager of D. E. Shaw Employee Securities Company, L.L.C., pursuant to the authority vested in him.

D. E. SHAW EMPLOYEE SECURITIES COMPANY, L.L.C.

By:	D. E. SHAW ESC MANAGER, L.L.C.
its Manager

By:	D. E. SHAW & CO., L.L.C.
its Manager

By:	/s/ Anne Dinning
Name:	Anne Dinning
Title:	Managing Director

Exhibit B-1

Verification

The undersigned states that he has duly executed the foregoing Application, dated as of May 27, 2021, for and on behalf of D. E. Shaw & Co., L.P., that he is Co-General Counsel of D. E. Shaw & Co., L.P., and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

D. E. SHAW & CO., L.P.

By:	/s/ David M. Sweet
Name:	David M. Sweet, Esq.
Title:	Co-General Counsel

Exhibit B-2

Verification

The undersigned states that he has duly executed the foregoing Application, dated as of May 27, 2021, for and on behalf of D. E. Shaw & Co., L.L.C., the manager of D. E. Shaw ESC Manager, L.L.C., the manager of D. E. Shaw Employee Securities Company, L.L.C., that he is an authorized signatory of D. E. Shaw & Co., L.L.C., the manager of D. E. Shaw ESC Manager, L.L.C., the manager of D. E. Shaw Employee Securities Company, L.L.C., and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

D. E. SHAW EMPLOYEE SECURITIES COMPANY, L.L.C.

By:	D. E. SHAW ESC MANAGER, L.L.C.
its Manager

By:	D. E. SHAW & CO., L.L.C.
its Manager

By:	/s/ David M. Sweet
Name:	David M. Sweet, Esq.
Title:	Authorized Signatory